





  

11016154

SEC ....ISSION
Washington, D.C. 20549

SEC Mail
Mail Processing
Section

FEB 2 8 2011

Washington, DC
108

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15264

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2010 AND ENDING December 31, 2010

                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Select Distributors, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Newport Center Drive

(No. and Street)

Newport Beach   CA

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory L. Keeling   (949) 219-6643

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP

(Name – *if individual, state last, first, middle name*)

695 Town Center Drive	Costa Mesa	CA	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gregory L. Keeling   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Pacific Select Distributors, Inc.   , as

of December 31,   , 20 10   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Vice President and CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC SELECT DISTRIBUTORS, INC.
(SEC I.D. No. 8-15264)

Statement of Financial Condition
as of
December 31, 2010,
and
Independent Auditors' Report
and
Supplemental Report on Internal Controls

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Pacific Select Distributors, Inc.:

We have audited the accompanying statement of financial condition of Pacific Select Distributors, Inc. (the Company) for the year ended December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Pacific Select Distributors, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2011

Pacific Select Distributors, Inc.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$20,226,128
Deferred commissions	5,160,425
Commission advances	1,532,237
Commissions and fees receivable	2,662,395
Other assets	163,374
TOTAL ASSETS	**$29,744,559**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Payable to Pacific Life, net	$10,895,649
Commissions and fees payable	2,706,099
Accounts payable and accrued liabilities	196,167
Deferred tax liabilities, net	158,534
Total Liabilities	13,956,449

Commitments and contingencies (Note 6)

Stockholder's Equity:

Common stock - $1 par value; 25,000 shares authorized; 1,000 shares issued and outstanding	1,000
Paid-in capital	58,293,526
Accumulated deficit	(42,506,416)
Total Stockholder's Equity	15,788,110
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$29,744,559**

See Notes to Financial Statement

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DESCRIPTION OF BUSINESS

Pacific Select Distributors, Inc. (PSD) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. PSD is a wholly owned subsidiary of Pacific Life Insurance Company (Pacific Life), a Nebraska domiciled stock life insurance company. Pacific LifeCorp, a Delaware stock holding company, owns 100% of Pacific Life. Pacific Mutual Holding Company (PMHC) is a Nebraska mutual holding company that owns 100% of Pacific LifeCorp. Pacific Life, Pacific LifeCorp, and PMHC are referred to as the Parent Companies.

PSD primarily serves as the distributor of registered investment-related products and services, principally variable life and annuity contracts issued by Pacific Life and its wholly owned life insurance subsidiary, Pacific Life & Annuity Company (PL&A) (Variable Products). PSD is also the distributor of the Pacific Life Funds, a multi-class, open-end investment management company (Mutual Funds).

BASIS OF PRESENTATION

The accompanying financial statement of PSD has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PSD has evaluated events subsequent to December 31, 2010 and through February 23, 2011, the date the financial statement was available to be issued. PSD has not evaluated subsequent events after that date for presentation in this financial statement.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all investments with an original maturity of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

DEFERRED COMMISSIONS

Deferred commissions are front-end commissions paid to broker-dealers related to the sales of certain Mutual Funds share classes and are capitalized and amortized over the sales charge period. PSD tests the deferred commissions for recoverability based on cash flows expected to be received in future periods.

Front-end commissions paid to authorized broker-dealers related to Class B mutual fund sales are deferred and amortized over the sales charge period or in the period in which a contingent deferred sales charge (CDSC) is applied when the client's investment is redeemed. The CDSC period for Class B shares are typically imposed at the rate of 5% for redemptions in the first year after purchase, declining to 4%, 4%, 3%, 2%, 2% and 1% in the second, third, fourth, fifth, sixth and seventh years, respectively.

COMMISSION ADVANCES

Commission advances represent prepaid commissions to brokers for the sale of insurance contracts.

COMMISSIONS AND FEES RECEIVABLE AND PAYABLE

Commissions and fees receivable primarily represent commissions and fees due to PSD from the sale of financial products. Commissions and fees payable represent amounts due to PSD's sales representatives in connection with the sales of financial products.

PAYABLE TO PACIFIC LIFE, NET

PSD and Pacific Life enter into tri-party selling agreements with selling broker-dealers that state, among other things, that commissions payable to the selling broker-dealer are payable by Pacific Life through PSD. Payable to Pacific Life, net, primarily represents commissions payable to Pacific Life in connection with these agreements, net of commissions and other receivables due from Pacific Life.

INCOME TAXES

PSD is included in the consolidated Federal income and combined California franchise tax returns of PMHC. PSD is allocated an expense or benefit based principally on the effect of including its operations in the consolidated and combined returns in accordance with a tax sharing agreement with its Parent Companies. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

Interest and penalties incurred during the year are recorded in operating expenses.

2. **INCOME TAXES**

The deferred tax liability, net, as of December 31, 2010, is comprised of the following tax effected temporary differences:

Deferred tax assets	
Operating expense accruals	$9,865
Deferred tax liabilities	
Prepaid expenses	58,024
State income taxes	110,375
	168,399
Deferred tax liabilities, net	$158,534

PSD did not record or release any unrecognized tax benefits during the year. PSD did not incur any interest or penalties during the year.

PMHC files income tax returns in U.S. Federal and various state jurisdictions and have tax years open by statute, or valid extension thereof, for tax years after 1997. PMHC is under continuous audit by the Internal Revenue Service (IRS) and is audited periodically by some state taxing authorities. The IRS and state taxing authorities have completed audits of PMHC's tax returns through the tax years ended December 31, 2005 and are currently auditing the tax years ended December 31, 2006, 2007 and 2008. PSD does not expect the federal and state audits to result in any material assessments to PSD.

3. **NET CAPITAL REQUIREMENT**

PSD is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. PSD has elected to use the alternative method, which requires PSD to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. As of December 31, 2010, PSD's net capital was in excess of its required minimum by $5,145,156.

4. **RESERVE AND POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

PSD is exempt from the provisions of Rule 15c3-3, paragraph k(2)(i), under the Securities Exchange Act of 1934, from filing the Computation for Determination of Reserve Requirement for Brokers and Dealers as PSD does not carry customers' securities accounts and does not receive or hold customers' securities. Operating under such exemption, PSD is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

5. **TRANSACTIONS WITH AFFILIATES**

Effective May 1, 2007, a Service Plan adopted by the Pacific Select Fund, an investment vehicle provided to Pacific Life's variable life insurance policyholders and variable annuity contract owners, went into effect whereby the fund pays PSD, as distributor of the fund, a service fee in connection with services rendered or procured to or for shareholders of the fund or their variable contract owners. These services may include, but are not limited to: providing electronic, telephonic, and technological servicing support in connection with existing investments in the fund; answering questions regarding the fund, the portfolios, its portfolio managers and /or other service providers; payment of compensation to broker-dealers, including PSD itself, and other financial institutions and organizations which assist in providing any of the services; and other services as described in the Service Plan.

Pacific Life provides PSD with certain marketing and administrative services and offers participation in certain benefit plans including a 401(k) defined contribution plan.

See Note 1 regarding the tax sharing agreement between PSD and its Parent Companies. During the year ended December 31, 2010, PSD received $6,449,772 from its Parent Companies as payment for its allocation of tax benefits under the tax sharing agreement.

PSD has a commitment from Pacific Life for additional capital funding as may be required.

6. **COMMITMENTS AND CONTINGENCIES**

LITIGATION

There are no pending actions, suits, or proceedings in which PSD is a party and which will have a material adverse effect on the financial condition of PSD. PSD is aware of no material action, suit, or proceeding likely to be instituted against it.

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

February 23, 2011

Board of Directors
Pacific Select Distributors, Inc.
700 Newport Center Drive
Newport Beach, CA 92660

In planning and performing our audit of the consolidated financial statements of Pacific Select
Distributors, Inc. (the "Company") as of and for the year ended December 31, 2010 (on which we issued
our report dated February 23, 2011 and such report expressed an unqualified opinion on those financial
statements), in accordance with auditing standards generally accepted in the United States of America, we
considered the Company's internal control over financial reporting ("internal control") as a basis for
designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial
statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's
internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's
internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have
made a study of the practices and procedures followed by the Company, including consideration of
control activities for safeguarding securities. This study included tests of compliance with such practices
and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the
periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for
determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices
and procedures followed by the Company in making the quarterly securities examinations, counts,
verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in
complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve
Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not
carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the
practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates
and judgments by management are required to assess the expected benefits and related costs of controls
and of the practices and procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the
objectives of internal control and the practices and procedures are to provide management with reasonable
but not absolute assurance that assets for which the Company has responsibility are safeguarded against
loss from unauthorized use or disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial statements in
conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the
practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above,
error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

Member of
Deloitte Touche Tohmatsu

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP